KW
3/9

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steadfast Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18100 Von Karman Ave., Suite 500
(No. and Street)

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip D. Meserve, President & CEO 949-333-3777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank & Wakeling
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave., Suite 1010 (Address) Santa Ana (City) California (State) 92705 (Zip Code)

[redacted]

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

13013969

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/13

OATH OR AFFIRMATION

I, Phillip D. Meserve, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steadfast Capital Markets Group, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

DEBRA A. PARKS
Commission # 1985957
Notary Public - California
Orange County
My Comm. Expires Aug 19, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEADFAST CAPITAL MARKETS GROUP, LLC

INDEPENDENT AUDITORS' REPORT

December 31, 2012

BHF&W

Balser Horowitz Frank & Wakeling

Certified Public Accountants

STEADFAST CAPITAL MARKETS GROUP, LLC

INDEPENDENT AUDITORS' REPORT

December 31, 2012

STEADFAST CAPITAL MARKETS GROUP, LLC

December 31, 2012

TABLE OF CONTENTS

Balser Horowitz Frank & Wakeling
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Steadfast Capital Markets Group, LLC
Irvine, California

Report on the financial statements

We have audited the accompanying statement of financial condition of Steadfast Capital Markets Group, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steadfast Capital Markets Group, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained on pages 11 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 15, 2013

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash and cash equivalents	$	240,191
Accounts receivable		16,412
Prepaid expenses		32,668
Total assets	$	289,271

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	257,924
Total liabilities		257,924
Member's equity		31,347
Total liabilities and member's equity	$	289,271

See accompanying notes and independent auditors' report

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2012

Revenue	
MBD Fees	$ 4,594,147
Marketing and due diligence	(36,295)
Miscellaneous income	505,800
Total revenue	5,063,652
Operating Expenses	
Commissions	2,952,090
General and administrative	3,030
Legal and professional	6,814
Outside services	77,231
Shared expenses	515,700
Total operating expenses	3,554,865
Income before provisions for income taxes	1,508,787
Provision for income taxes	6,800
Net income	$ 1,501,987

See accompanying notes and independent auditors' report

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2012

	Capital Contributions	Retained Earnings (Deficit)	Total Total
Balances at December 31, 2011	$ 345,202	$ (122,913)	$ 222,289
Net income	-	1,501,987	1,501,987
Distributions	-	(1,692,929)	(1,692,929)
Balances at December 31, 2012	$ 345,202	$ (313,855)	$ 31,347

See accompanying notes and independent auditors' report

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended December 31, 2012

As of the audited year ended December 31, 2012, no subordinated liabilities or agreements exist in the financial statements of Steadfast Capital Markets Group, LLC

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

Cash flows from operating activities	
Net income (loss)	$ 1,501,987
Adjustments to reconcile net income (loss) to net cash change in operating activities:	
Changes in:	
Accounts receivable	(969)
Prepaid expenses	(5,849)
Accounts payable	247,597
Net change in cash from operating activities	1,742,766
Cash flows from financing activities	
Member's distributions	(1,692,929)
Net change in cash from financing activities	(1,692,929)
Net change in cash	49,837
Cash and cash equivalents, beginning of year	190,354
Cash and cash equivalents, end of year	$ 240,191

There were no investing activities for the year ended December 31, 2012.

Supplemental disclosures of cash flow information

Cash paid for:

Income taxes	$ 6,800
Interest	$ -

NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Note 1 – Summary of significant accounting policies

Organization and nature of business

Steadfast Capital Markets Group, LLC (the Company), a Delaware limited liability company, was formed on May 1, 2009, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 based on limited business activity and it does not hold customer funds or securities. Upon active operations in March of 2009 the Company's business consists of the offering and sale of real estate related investment products.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Revenue recognition

Substantially all the revenue of the Company consists of commissions and due diligence fees from the sale of undivided interests in Steadfast Income REIT, Inc. Revenue is recorded upon the sale of these interests.

Concentrations of credit risk

Credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time the Company maintains cash deposits in excess of Federal Deposit Insurance Corporation (FDIC) limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Revenue

The Company processes all offerings and sale of undivided interests for Steadfast REIT Investment, LLC, an affiliate of Steadfast Companies. See Note 4 for related party disclosure.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Note 1 – Summary of significant accounting policies (continued)

Accounts receivable

Management considers all accounts and commissions receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded.

Income taxes

The Company, with the consent of its member, has elected to be taxed as a limited liability company (LLC) under the Internal Revenue Code and the laws of the applicable states in which they were formed. As a result of its election to be taxed as a LLC, the liability for federal income taxes is the obligation of the Company's member. As a result of this information, the Company is taxed on income for state income. For the year ended December 31, 2012, the Company's provision for taxes and related asset or liability includes State of California income taxes.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, *Accounting for Uncertainty in Income Taxes.* The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's statement of financial condition or income. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Note 2 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2012, the Company had net capital of $(17,733), which was $34,926 in deficient of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was (1454.49%) at December 31, 2012.

Note 3 – Related party transactions

The Company received commissions from Steadfast Companies, and affiliates of this entity totaling $4,594,147- from the sale of publicly registered non-traded real estate investment trust for the year ended December 31, 2012. The Company is the securities and financial services division of Steadfast Companies.

The Company had entered into an expense sharing agreement with Steadfast Investment Properties, Inc. (SIP), under which SIP would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. The Company reimburses SIP according to the terms of the expense agreements. During the year ended December 31, 2012, the Company paid $515,700- for costs related to the expense agreements.

The Company is owned by Steadfast REIT Holdings, LLC (SRH).

Note 4 – Income taxes

The provision for income taxes for the year ended December 31, 2012, consisted of the following:

State	$ 6,800

Note 5 – Subsequent events

Management has evaluated subsequent events through February 15, 2013, the date on which the financial statements were available to be issued.

STEADFAST CAPITAL MARKETS GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Computation of net capital

Total member's equity	$	31,347
Deduct nonallowable assets		(49,080)
Net capital	$	(17,733)

Aggregate indebtedness

Items included in statement of financial condition:		
Various liabilities	$	257,924
Total aggregate indebtedness	$	257,924
Ratio: Aggregate indebtedness to net capital		-1454.49%

Computation of basic net capital requirement

Minimum dollar net capital required:		
Company	$	5,000
6-2/3% of total aggregate indebtedness		17,193
Minimum dollar net capital required		17,193
Net capital, as calculated above		(17,733)
Excess (deficit) net capital		(34,926)
Net capital less 120% of minimum net capital required		(43,525)
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	(17,732)

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See independent auditors' report

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

The audit disclosed no violation of financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2012, with the final audit report attached.

As of December 31, 2012, the Company has a deficit net capital of $(34,926).

STEADFAST CAPITAL MARKETS GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

STEADFAST CAPITAL MARKETS GROUP, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

BHF&W

Balser Horowitz Frank & Wakeling

Certified Public Accountants

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption from Securities and Exchange Commission Rule 15c3-3

To the Board of Directors
Steadfast Capital Markets Group, LLC
Irvine, California

In planning and performing our audit of the financial statements of Steadfast Capital Markets Group, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's financial statements that is more than inconsequential will not be prevented or detected by the company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.
We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 15, 2013

SEC Mail Processing Section

MAR - 2013

Washington DC
400

Balser Horowitz Frank & Wakeling

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Steadfast Capital Markets Group, LLC
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Steadfast Capital Markets Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Steadfast Capital Markets Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Steadfast Capital Markets Group, LLC's management is responsible for the Steadfast Capital Markets Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 27, 2013

STEADFAST CAPITAL MARKETS GROUP, LLC

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name		Amount
604	2/27/2013	SIPC	$	11,485.37
		Total payments made	$	11,485.37